                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                    FORM 11-K

                 Annual Report pursuant to Section 15(s) of the
            Securities Exchange Act of 1934 for the fiscal year ended
                                December 31, 1999


                        Commission file number: 000-22703


A. Full title of the plan and address of the plan, if difference from that of the issuer named below:

                           GREAT PLAINS SOFTWARE, INC.
                           401(k) PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           GREAT PLAINS SOFTWARE, INC.
                              1701 S.W. 38th Street
                                 Fargo, ND 58103

GREAT PLAINS SOFTWARE, INC.
401(k) PROFIT SHARING PLAN
FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

GREAT PLAINS SOFTWARE, INC.
401(k) PROFIT SHARING PLAN
INDEX TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


                                                                       PAGES(S)

Report of Independent Accountants                                          1

Financial Statements:

   Statement of Net Assets Available for Benefits                          2

   Statement of Changes in Net Assets Available for Benefits               3

   Notes to Financial Statements                                          4-7

Supplementary Schedules:*

   Line 27a - Schedule of Assets Held for Investment                       8

   Line 27d - Schedule of Reportable Transactions                          9


* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator
of the Great Plains Software, Inc.
401(k) Profit Sharing Plan:

In our opinion, the accompanying statements of net assets available for benefits and related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Great Plains Software, Inc. 401(k) Profit Sharing Plan (the Plan) at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment and Reportable Transactions are presented for purposes of additional analysis and are not a required part of the basic financial statement, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





PricewaterhouseCoopers LLP
Minneapolis, Minnesota
April 17, 2000

GREAT PLAINS SOFTWARE, INC.
401(k) PROFIT SHARING PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------


                                                           DECEMBER 31,
                                                      1999              1998

Investments                                        $32,450,842       $22,611,993

Other assets:
  Contributions receivable from employer                29,783                 -
  Contributions receivable from participants           162,398                 -
                                                   -----------       -----------

Net assets available for plan benefits             $32,643,023       $22,611,993
                                                   ===========       ===========










   The accompanying notes are an integral part of these financial statements.

GREAT PLAINS SOFTWARE, INC.
401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------


                                                    YEAR ENDED DECEMBER 31,
                                                     1999               1998
Additions to net assets attributed to:
  Net investment income                         $  6,860,829       $  3,916,458

Contributions:
  Participants                                     3,335,866          2,268,092
  Employer                                           648,467            473,539
  Rollover contributions                             648,469            431,059
                                                ------------       ------------

                                                   4,632,802          3,172,690
                                                ------------       ------------

   Total additions                                11,493,631          7,089,148
                                                ------------       ------------

Deductions from net assets attributed to:
  Benefits paid to participants                    1,192,936            710,126
  Administrative expenses                             60,550             54,683
  Other                                              209,075            (10,896)
                                                ------------       ------------

   Total deductions                                1,462,561            753,913
                                                ------------       ------------

Net increase in net assets                        10,031,070          6,335,235

Net assets available for benefits:
  Beginning of the year                           22,611,993         16,276,758
                                                ------------       ------------

  End of the year                               $ 32,643,063       $ 22,611,993
                                                ============       ============


   The accompanying notes are an integral part of these financial statements.

GREAT PLAINS SOFTWARE, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.     DESCRIPTION OF THE PLAN

       GENERAL
       The Great Plains Software, Inc. 401(k) Profit Sharing Plan (the Plan) is a defined contribution plan covering all full-time employees of the Company who have completed six months of service and are at least 18 years of age. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

       CONTRIBUTIONS
       Each eligible employee who elects to become a participant of the Plan authorizes a deduction of 1% to 18% of their compensation for each pay period. The participant has the option of having the funds invested in any of the available funds, or a combination thereof. Great Plains Software, Inc. (the Company) contributes a matching cash contribution, currently 25% of the participant's contributions (up to 8% of the participant's annual income). The Company may also make a discretionary profit sharing contribution in shares of Company stock. There were no Company profit sharing contributions during the plan years ended December 31, 1999 and 1998.

       PARTICIPANT ACCOUNTS
       Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution, (b) Plan earnings, and (c) forfeitures of terminated participant's nonvested accounts and charged with an allocation of administrative expenses.

       VESTING
       Employee contributions to the Plan are fully vested at all times. The employee vests in employer matching and profit sharing contributions based on credited years of service (1,000 hours worked per year) under the following schedule:


                                                                  VESTING
       YEARS OF SERVICE                                          PERCENTAGE

          1 year                                                     20%
          2 years                                                    40%
          3 years                                                    60%
          4 years                                                    80%
          5 years                                                   100%


       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

       BENEFIT PAYMENTS
       The Plan allows for participants to make withdrawals from the Plan upon reaching age 59 1/2 or in the case of serious financial hardship, as approved by the administrator. Additionally, participant balances may be distributed in total upon termination of employment with the Company. Upon termination of employment, participants are entitled to receive their total vested balance.

       PARTICIPANT NOTES RECEIVABLE
       Under the Plan agreement, participants may borrow against their balances as allowed by the Internal Revenue Service (IRS) regulations and Company policy. The administrator may authorize a loan to a participant in an amount not to exceed the lesser of $50,000 or 50% of the vested portion of the participant's account. Loan maturities are generally 5 years or less, but can be for longer terms for home loans, and carry interest at the prime rate plus 1% at the time of origination.

       ADMINISTRATIVE EXPENSES
       Administrative expenses, which include investment management, record keeping, trustee fees and expenses of the Company incurred in administering the Plan, are paid by the Plan.

       FORFEITED ACCOUNTS
       At December 31, 1999, forfeited nonvested accounts totaled $6,405. These amounts will be allocated to remaining participants based on the ratio of each participant's current year match to all remaining participants' match for the 1999 Plan year. This allocation was made in April 2000. At December 31, 1998, forfeited nonvested accounts totaled $4,121. This amount was allocated to remaining participants in April 1999.


2.     SUMMARY OF ACCOUNTING POLICIES

       BASIS OF ACCOUNTING
       The accounting records of the Plan are maintained on the accrual basis of accounting.

       USE OF ESTIMATES
       The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

       VALUATION OF INVESTMENTS
       Investments are reflected in the financial statements at fair market value as determined by the Trustee. Participant notes receivable are valued at cost which approximates fair value.

       NET INVESTMENT INCOME
       Net investment income includes interest and dividend income, as well as realized and unrealized gains and losses.

       RISKS AND UNCERTAINTIES
       The Plan provides for various investment options in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of assets available for plan benefits and the statement of changes in assets available for plan benefits.

       RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
       On September 15, 1999, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 99-3 (SOP 9-33), "Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters." SOP 99-3 is effective for financial statements of Plan years ending after December 15, 1999 with earlier application encouraged. The SOP 99-3 revised the requirements for disclosure of separate fund information for individual investment options and other investment related disclosures, but had no effect on net assets available for plan benefits. The Plan elected to implement SOP 99-3 effective January 1, 1999.

3.     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

       The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                                                 1999                1998
       Net assets available for benefits per the financial statements       $ 32,643,023        $ 22,611,993
       Amounts allocated to withdrawing participants                             (47,360)                  -
                                                                            ------------        ------------

       Net assets available for benefits per the Form 5500                  $ 32,595,663        $ 22,611,993
                                                                            ============        ============

       The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                                    YEAR ENDED
                                                                                   DECEMBER 31,
                                                                                       1999
       Benefits paid to participants per the financial statements                   $1,192,936
       Add amounts allocated to withdrawing participants at December 31, 1999           47,360
       Less amounts allocated to withdrawing participants at December 31, 1998               -
                                                                                    ----------

       Benefits paid to participants per the Form 5500                              $1,240,296
                                                                                    ==========

       Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not been paid as of that date.

       The amounts allocated to withdrawing participants by fund option are as follows:

                                                               DECEMBER 31,
                                                             1999       1998

       Diversified Equity                                  $31,286      $   -
       Great Plains Software, Inc. Common Stock Fund        16,074          -
                                                           -------      -----

                                                           $47,360      $   -
                                                           =======      =====

4.     INCOME TAX STATUS

       The IRS has determined and informed the Company by letter dated September 21, 1995, that the Plan and related trust are designed in accordance with
       Section 401(a) of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


5.     RELATED PARTY TRANSACTIONS

       Certain Plan investments are in shares of mutual funds managed by Norwest (Wells Fargo). Norwest (Wells Fargo) is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for investment management services amounted to $60,550 and $54,683 for the years ended December 31, 1999 and 1998, respectively.

       One of the Plan's investment options, the Great Plains Software, Inc. Common Stock Fund, only invests in shares of Company common stock. This fund purchases shares of Company common stock in the open market. As of December 31, 1999 and 1998, investments included 185,286 and 57,089 shares of Company common stock with a fair market value of $4,204,433 and $2,754,544, respectively.


6.     INVESTMENTS

       The following table presents the Plan's investments that represent 5 percent or more of the Plan's net assets:

                                                            FAIR VALUE AT DECEMBER 31,
                                                               1999              1998
       Norwest (Wells Fargo) Growth Equity Fund            $ 8,619,350       $ 7,111,397
       Norwest (Wells Fargo) Diversified Equity Fund         5,628,854         3,845,460
       Norwest (Wells Fargo) Growth Balance Fund             5,421,461         4,453,436
       Janus Worldwide Fund                                  4,314,395         1,830,397
       Great Plains Software, Inc. Common Stock Fund         4,204,433         2,754,544
       Pimco Stockplus Fund                                  1,638,425           537,299
       Other                                                 2,623,924         2,079,460
                                                           -----------       -----------

                                                           $32,450,842       $22,611,993
                                                           ===========       ===========

                             SUPPLEMENTAL SCHEDULES

GREAT PLAINS SOFTWARE, INC.
401(k) PROFIT SHARING PLAN
LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT
DECEMBER 31, 1999
--------------------------------------------------------------------------------


           IDENTITY                     DESCRIPTION OF                                FAIR MARKET
          OF ISSUER                       INVESTMENT                       COST          VALUE

*    Norwest (Wells Fargo)    Diversified Equity -- 108,816 shares    $  5,052,378   $  5,628,854

*    Norwest (Wells Fargo)    Growth Balance -- 175,619 shares           5,283,496      5,421,461

*    Norwest (Wells Fargo)    Growth Equity -- 226,328 shares            8,032,345      8,619,350

*    Norwest (Wells Fargo)    Moderate Balance -- 33,724 shares            797,163        780,839

*    Norwest (Wells Fargo)    Stable Income -- 90,221 shares               921,172        914,777

     Janus                    Worldwide -- 56,865 shares                 2,886,140      4,314,395

     Heartland                Value -- 13,788 shares                       410,276        503,510

     Pimco                    Stockplus -- 107,768 shares                1,685,872      1,638,425

*    Great Plains Software,   185,286 shares of restricted
          Inc.                     common stock                          2,521,528      4,204,433

*    Participant Loans        Notes receivable from participants,
                                   interest rate ranging from 6% to
                                   10% and maturities ranging from
                                   1 to 18 years                                          424,798
                                                                      ------------   ------------

                                                                      $ 27,590,370   $ 32,450,842
                                                                      ============   ============

* As the Plan's trustee, Norwest Trust (Wells Fargo) is a party-in-interest with respect to the Plan and, as the Plan's sponsor, Great Plains Software, Inc. is a party-in-interest with respect to the Plan.

GREAT PLAINS SOFTWARE, INC.
401(k) PROFIT SHARING PLAN
LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------


                                                                                           CURRENT
                                                                                            VALUE
                                                                                          OF ASSET ON        NET
    IDENTITY OF        DESCRIPTION OF          PURCHASE       SELLING        COST OF      TRANSACTION       GAIN
   PARTY INVOLVED         ASSETS                PRICE          PRICE          ASSETS          DATE         (LOSS)

Category (iii) -- A series of transactions in a security issue aggregating 5% of the Plan assets' market value as of January 1, 1999.

Wells Fargo         Purchase 35,369 units    $ 1,735,313
   Diversified
   Equity Fund      Sold 10,713 units                       $  530,279     $  494,401     $  530,279     $  35,878

Wells Fargo Growth  Purchase 42,137 units      1,308,465
   Balance Fund     Sold 15,764 units                          487,184        474,987        487,184        12,197

Janus Worldwide     Purchase 22,495 units      1,229,111
   Fund             Sold 3,829 units                           201,198        186,926        201,198        14,272

Pimco StockPlus     Purchase 77,348 units      1,077,484
   Fund             Sold 9,917 units                           141,606        139,821        141,606         1,785

Wells Fargo Growth  Purchase 60,824 units      2,247,973
   Equity Fund      Sold 35,606 units                        1,315,888      1,257,742      1,315,888        58,146


There were no Category (i), (ii) or (iv) reportable transactions during 1999.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereto duly authorized.

                                    GREAT PLAINS SOFTWARE, INC.
                                    401(k) PROFIT SHARING PLAN


                                    By:  /s/ Tami L. Reller
                                       ----------------------------------------
                                    Name:  Tami L. Reller
                                    Title: Vice President and Chief Financial
                                           Officer (Principal Financial Officer)